HODGSON RUSS LLP
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September 20, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Radiant Energy Corporation Registration Statement No. 333-69404 On Form SB-2 CIK No. 0001107415

        On behalf of our client, Radiant Energy Corporation, we are hereby amending the cover page to its Registration Statement No. 333-69404, which was filed on Form SB-2 on September 14, 2001 (the "Registration"), to add the following language:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

        The indicated language was inadvertently omitted from the filing of the Registration. Please direct any comments you may have regarding this filing to the undersigned.

Very truly yours,
HODGSON RUSS LLP
By: /s/Ward B. Hinkle Ward B. Hinkle

cc: Colin V.F. Digout